UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cazoo Group Ltd
(Name of Issuer)
Class A Ordinary Shares, par value $0.002 per share
(Title of Class of Securities)
G2007L204
(Cusip Number)
Hannah E. Dunn Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
September 20, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
Page 1 of 32 Pages
Exhibit Index Found on Page 35

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,600 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,600 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,600 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 150,600 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 2 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 195,800 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 195,800 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,800 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 195,800 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 3 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,900 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,900 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,900 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 44,900 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 4 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,100 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,100 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,100 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 19,100 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 5 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Four Crossings Institutional Partners V, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,600 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,600 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,600 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 32,600 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 6 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 477,700 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 477,700 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,700 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 477,700 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 7 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital (AM) Investors, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,600 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,600 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,600 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 20,600 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 8 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital F5 Master I, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,700 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,700 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,700 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 58,700 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 9 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 941,300 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 941,300 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,300 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Represents 941,300 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 10 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Institutional (GP) V, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,600 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,600 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,600 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Represents 32,600 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 11 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon F5 (GP), L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,700 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,700 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,700 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Represents 58,700 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 12 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Joshua J. Dapice
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 13 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 14 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Hannah E. Dunn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 15 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 16 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Varun N. Gehani
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 17 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Nicolas Giauque
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 18 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS David T. Kim
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 19 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 20 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 21 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 22 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Edric C. Saito
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 23 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS William Seybold
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 24 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Daniel S. Short
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 25 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 26 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS John R. Warren
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 27 of 35 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are convertible within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.  See Item 5.

Page 28 of 35 Pages

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on March 24, 2023, as amended and supplemented by Amendment No. 1 thereto filed on April 27, 2023, as amended and supplemented by Amendment No. 2 thereto filed on May 16, 2023, as amended and supplemented by Amendment No. 3 thereto filed on June 16, 2023 (the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Item 4. Purpose of Transaction

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.

On September 20, 2023, the Farallon Funds entered into the Transaction Support Agreement, as defined and further described in Item 6 below.”

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends Item 5 of the Prior Schedule 13D by deleting the text appearing next to “(a)(b)” under the caption “The Farallon Funds” and replacing it in its entirety with the following:

“The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 38,764,228 Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the SEC on August 15, 2023.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment hereby amends and supplements Item 6 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

Transaction Support Agreement

On September 20, 2023, the Company and certain of its subsidiaries entered into a transaction support agreement (together with the Transaction Term Sheet attached as Exhibit A thereto, the “Transaction Support Agreement”) with the Farallon Funds and certain other noteholders representing more than 75% of the Company’s $630 million aggregate principal amount of outstanding Notes (together with the Farallon Funds, the “Consenting Noteholders”) and shareholders representing more than 25% of the Company’s outstanding Shares.

The Transaction Support Agreement contemplates that, among the transactions and actions proposed thereby (the “Transactions”), the Company will conduct an exchange offer (the “Exchange Offer”) pursuant to which it will issue to each current holder of Notes, upon the tender and cancellation of all $630 million aggregate principal amount of outstanding Notes, such holder’s pro rata share of (i) $200 million aggregate principal amount of new senior secured notes due February 2027 (the “New Notes”) and (ii) a number of Shares (the “New Shares”) which will represent 92% of the Shares outstanding after completion of the Transactions.  Pursuant to, and subject to the terms and conditions of, the Transaction Support Agreement, each Consenting Noteholder has agreed, among other things, to tender its Notes in the Exchange Offer.

The Transaction Support Agreement contemplates that, following the Transactions, the existing holders of the Company’s Shares (after giving effect to a reverse stock split of the Company’s issued and unissued share capital at a ratio to be agreed) will retain pro rata 8% of the post-Transactions Shares outstanding and, as part of the Transactions, will receive three tranches of new warrants (or such other equity or equity-like instruments as may be agreed) which will provide the opportunity to acquire further Shares in the future depending upon the Company’s achievement of specified equity valuation hurdles.

Page 29 of 35 Pages

The Transaction Support Agreement further contemplates that the Company will replace its current board of directors with a new board of directors consisting of seven members, six of whom will be chosen by the Consenting Noteholders and one of whom will be chosen by the Company’s current board of directors.

The Transaction Support Agreement became effective on September 20, 2023, and will remain effective until the earliest of (i) with respect to any party, the date on which the Transaction Support Agreement is terminated in accordance with its terms with respect to such party, (ii) an outside date of November 15, 2023, which is subject to extension as set forth in the Transaction Support Agreement, and (iii) the date on which the Transactions contemplated by the Transaction Support Agreement have been consummated.

The foregoing description of the Transaction Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Support Agreement, a copy of which is filed as Exhibit 9 to this Schedule 13D and is incorporated by reference herein.

Termination of Cooperation Agreement

The Farallon Funds previously entered into a Cooperation Agreement, dated March 17, 2023 (as subsequently amended, the “Cooperation Agreement”), with certain other holders of Notes.  Pursuant to a Termination Agreement dated September 20, 2023 (the “Termination Agreement”), the Cooperation Agreement has been terminated effective immediately prior to the effectiveness of the Transaction Support Agreement.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the Termination Agreement, a copy of which is filed as Exhibit 10 to this Schedule 13D and is incorporated by reference herein.”

Item 7. Purpose of Transaction

This Amendment hereby amends and supplements Item 7 of the Prior Schedule 13D by adding the following thereto:

“There is filed herewith as Exhibit 9 the Transaction Support Agreement, dated as of September 20, 2023, incorporated herein by reference to the copy thereof filed as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on September 20, 2023.

There is filed herewith as Exhibit 10 the Termination Agreement, dated September 20, 2023.”

Page 30 of 35 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  September 22, 2023
/s/ Hannah E. Dunn
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P. and
FARALLON CAPITAL (AM) INVESTORS, L.P.
By Hannah E. Dunn, Managing Member

/s/ Hannah E. Dunn
FARALLON INSTITUTIONAL (GP) V, L.L.C.
On its own behalf and
As the General Partner of
FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.
By Hannah E. Dunn, Manager

/s/ Hannah E. Dunn
FARALLON F5 (GP), L.L.C.
On its own behalf and
As the General Partner of
FARALLON CAPITAL F5 MASTER I, L.P.
By Hannah E. Dunn, Manager

/s/ Hannah E. Dunn

Hannah E. Dunn, individually and as attorney-in-fact for each of Joshua J. Dapice, Philip D. Dreyfuss, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Dapice, Dreyfuss, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Saito, Seybold, Short, Spokes, Warren and Wehrly authorizing Dunn to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the SEC on January 31, 2023 by such Reporting Persons with respect to the Class A Ordinary Shares of ARYA Sciences Acquisition Corp IV, are hereby incorporated by reference.

Page 31 of 35 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated March 24, 2023*

2.	Purchase Agreement, dated as of February 9, 2022*

3.	Indenture, dated as of February 16, 2022*

4.	Registration Rights Agreement, dated as of February 16, 2022*

5.	Letter Agreement, dated November 9, 2022*

6.	Cooperation Agreement, dated March 17, 2023*

7.	Joinder to Cooperation Agreement, dated as of April 25, 2023**

8.	Amendment No. 1 to Cooperation Agreement, dated as of June 15, 2023***

9.	Transaction Support Agreement, dated as of September 20, 2023

10.	Termination Agreement, dated September 20, 2023

*Filed as an exhibit to the Schedule 13D filed on March 24, 2023

**Filed as an exhibit to the Schedule 13D filed on April 27, 2023

***Filed as an exhibit to the Schedule 13D filed on June 16, 2023

Page 32 of 35 Pages

EXHIBIT 10
to
SCHEDULE 13D
TERMINATION AGREEMENT

September 20, 2023

Reference is made to the Cooperation Agreement, dated as of March 17, 2023 (as amended from time to time, the “Agreement”), by and among (i) Viking Global Equities Master Fund, Ltd. and Viking Global Equities II LP; (ii) Farallon Capital Europe LLP, for and on behalf of funds, accounts and/or entities managed or advised by it; (iii) Inherent ESG Opportunity Master, LP, Inherent Credit Opportunities Master, LP, and Inherent Private Opportunities 2021, LP; (iv) D1 Capital Partners Master LP; and (v) MIC Capital Management UK LLP, for and on behalf of funds, accounts and/or entities managed or advised by it, MIC Capital Management 38 RSC Ltd and 94th Investment Company LLC (each, a “Party” and, collectively, the “Parties”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 3 of the Agreement, the Parties holding a majority of the Notes held by all Parties may terminate the Agreement.

WHEREAS, the undersigned Parties collectively holding a majority of the Notes held by all Parties desire to terminate the Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this termination agreement hereby agree as follows:

(A)
Term of the Agreement. The undersigned Parties, collectively holding a majority of the Notes held by all Parties, hereby agree that the Agreement shall be deemed terminated immediately upon the “Support Effective Date” as defined in the Transaction Support Agreement, dated as of September 20, 2023, by and among the Company, the undersigned Parties, and certain other persons.

(B)	Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

(C)
Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provision which would require the application of the law of any other jurisdiction.

(D)	Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

*  *  *  *  *

Page 33 of 35 Pages

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Termination Agreement as of the date first above written.

VIKING GLOBAL EQUITIES MASTER LTD.,
By: Viking Global Performance LLC, its investment manager

By: /s/ Scott M. Hendler
Name: Scott M. Hendler
Title: Authorized Signatory

VIKING GLOBAL EQUITIES II LP,
By: Viking Global Performance LLC, its general partner

By: /s/ Scott M. Hendler
Name: Scott M. Hendler
Title: Authorized Signatory
Contact Information for all Parties above: c/o Viking Global Investors LP
55 Railroad Avenue
Greenwich, CT 06830 Attention: General Counsel

with a mandatory copy to: legalnotices@vikingglobal.com

Page 34 of 35 Pages

IN WITNESS WHEREOF, the parties hereto have entered into and executed this Termination Agreement as of the date first above written.

FARALLON CAPITAL EUROPE LLP, for and on behalf of funds, accounts and/or entities managed or advised by it

By: /s/ Gregory Lassman
Name: Gregory Lassman
Managing Member
Contact Information for all Parties above: 11th Floor Orion House
5 Upper St Martin’s Lane London WC2H 9EA United Kingdom

Page 35 of 35 Pages